NIO Inc.
Building 20, 56 Antuo Road
Jiading District, Shanghai 201804
People’s Republic of China

September 26, 2022

VIA EDGAR

Melissa Gilmore

Charles Eastman

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NIO Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 28, 2022
File No. 001-38638

Ladies and Gentlemen:

NIO Inc. (the “Company”) has received the letter dated September 22, 2022 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”). The Company respectfully submits to the Staff to request an extension of 10 business days to the deadline for responding to the letter. This is due to the upcoming National Day public holidays in China that run from October 1, 2022 through October 7, 2022, resulting in additional time required to gather sufficient information and prepare thorough responses to address certain comments in the letter. The Company will provide its response to the letter via EDGAR as soon as possible prior to October 21, 2022.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom, at +86 21 6193 8225 or via e-mail at yuting.wu@skadden.com, or the chief financial officer of the Company, Wei Feng, at +86 186 2108 8575 or via e-mail at Steven.feng@nio.com. Thank you very much.

Very truly yours,

/s/ Wei Feng
Wei Feng
Chief Financial Officer

cc:	Yuting Wu, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP